Exhibit A

Ceragon and Statoil, a Leading Energy Company in Oil and Gas Production, Renew their Frame Agreement for 5 Additional Years. The New Frame Agreement will now include the IP-20 Platform
November 10, 2015

Ceragon and Statoil, a Leading Energy Company in Oil and Gas
Production, Renew their Frame Agreement for 5 Additional Years. The
 New Frame Agreement will now include the IP-20 Platform

Ceragon's marine-grade, gigabit-capacity wireless backhaul solution will continue to ensure reliable connectivity for integrated operations in the world's toughest environment

Little Falls, New Jersey, November 10, 2015 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that Statoil ASA, the largest Norwegian Oil & Gas operator, has formally awarded Ceragon Networks a 5-year Frame Agreement, with an option to extend for 5 consecutive 2-year periods. Most recently, Statoil has placed orders for Ceragon’s IP-20 platform. Ceragon has a longstanding relationship with Statoil and a large existing installed base, which is part of the backbone of Statoil’s offshore communications network.

Ceragon offers Statoil an end-to-end solution for offshore wireless communications. The Ceragon PointLink solution’s proven performance, including ultra-high capacity and renowned reliability and range, has been used by Statoil to build reliable broadband connectivity despite the North Sea’s unpredictable environment for over four decades. With its high-power, offshore coated radios and gyro-stabilized antennas the Ceragon solution provides smooth communications with high bandwidth and low latency. Moreover, the solution allows operators to balance high, gigabit capacity with operational efficiency and ensure a reliable network.

Ceragon is the world’s largest supplier of stabilized systems for safe operation on any floating vessel.  Ceragon is the only vendor to have an in-house ATEX-certified wireless backhaul solution and is also the only vendor who has supplied systems from 0.6m up to 3m diameter for very long offshore links. Earlier this year, Ceragon and Statoil established the world’s longest link to an offshore platform, connecting the Statoil Rio de Janeiro office to Peregrino - 174 km long microwave hop, delivering Statoil a bandwidth of up to 500 Mbps.

“We value our continued business relationship with Statoil,” said Ira Palti, president and CEO of Ceragon. “Customer requirements in the North Sea are like no others on earth, demanding the safest, most rugged solution. Our stabilized, ATEX-certified microwave systems were designed to withstand operations in the toughest environments - making Ceragon uniquely qualified to provide uninterrupted connectivity to oil & gas operators.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other service providers to deliver 4G/LTE, 3G/2G, and other wireless broadband services to their subscribers with high quality of experience. Our solutions are deployed by public utilities, government and defense organizations for delivering mission critical multimedia and other applications at high reliability and speed. Ceragon’s high-capacity solutions use microwave technology to transfer multimedia, voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple modernization to all-IP networks. As the demand for multimedia services pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Matthew Krieger	Tanya Solomon	Claudia Gatlin
GK Public Relations	Ceragon Networks
Tel: + 914-768-4219	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
matthew@gkpr.com	tanyas@ceragon.com	claudiag@ceragon.com
Safe Harbor

This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon’s expectations regarding future revenues and profitability will not materialize; the risk that Ceragon will not comply with the financial or other covenants in its agreements with its lenders; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.